MIGENIX Inc. 102 – 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canad
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports Third Quarter Fiscal Year 2008 Financial Results

Vancouver, BC, CANADA & San Diego, CA, USA – March 13, 2008– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases, reports financial results for the three and nine months ended January 31, 2008 and an update on its programs.

Jim DeMesa, M.D., President & CEO of MIGENIX stated, “With the conclusion of our third fiscal quarter and now being halfway through our fourth quarter, we are looking forward to the completion of enrollment in the Phase III Omigard registration trial for preventing catheter-related infections being conducted by our partner, Cadence Pharmaceuticals.  With completion of this trial, we expect to enter into a very important time of clinical results over the next half of the year (with both Omigard and celgosivir, our Phase II hepatitis C drug candidate) followed by our potential entry into the regulatory approval process in 2009 with Omigard.”

UPDATE ON DRUG DEVELOPMENT PROGRAMS

Omiganan 1% gel (OmigardTM/CPI-226/MX-226; topical cationic peptide; prevention of catheter-related infections): A pivotal Phase III study being conducted by our development and commercialization partner Cadence Pharmaceuticals is in progress in the United States under a Special Protocol Assessment (SPA) agreement with the US FDA and in Europe. Cadence expects they will complete enrollment of the 1,850 patients planned for the trial in the second quarter of 2008, with results available in the second half of 2008. If the results of the trial are positive, Cadence expects to submit a New Drug Application (“NDA”) for omiganan 1% gel in the first half of 2009. Under the terms of the agreement with Cadence, MIGENIX will receive up to US$27 million in development and commercialization milestone payments, upon the achievement of specified milestones, starting with the US and European regulatory submission process; and a double-digit royalty on net sales. MIGENIX has been and continues to be in discussions with potential partners for the rest of world (territories outside North America and Europe) rights held by MIGENIX although the timing and completion of such a partnership(s) is uncertain at this time.

Celgosivir (MX-3253; oral alpha-glucosidase I inhibitor; treatment of chronic hepatitis C virus infections): A Phase II study is currently enrolling patients to assess 600 mg celgosivir for tolerability, pharmacokinetics and viral kinetics when combined with the standard of care drugs, pegylated interferon alfa-2b plus ribavirin, as compared to the standard of care drugs alone and to 400 mg celgosivir plus the standard of care for up to 12 weeks of therapy. With 15 patients enrolled to date, it is planned that approximately six additional patients will be enrolled. In February, one of the two contract research organizations we were using to conduct this study shut down operations unexpectedly.  We are in the process of transferring the planned operations at this site including patients that have been qualified for enrollment to another clinical site, and obtaining the required Institutional Review Board approval for this site. We maintain our expectation for results from the study in the third calendar quarter of 2008.  MIGENIX has been and continues to be in discussions with potential partners for the further clinical development of celgosivir although the timing and completion of a partnership is uncertain at this time.

Omiganan (CLS001; topical cationic peptide; treatment of dermatological diseases): Based on positive results from a recently completed Phase II clinical study for the treatment of rosacea, our partner in this program, Cutanea Life Sciences intends to enter Phase III clinical development later this calendar year.

MX-2401 (IV lipopeptide; treatment of gram-positive bacterial infections): MX-2401 is an injectable lipopeptide being developed for the treatment of serious gram positive bacterial infections. To date, preclinical studies conducted on MX-2401 have demonstrated very favorable activity with low toxicity, a long half-life, and other positive pharmacological and competitive features (with efficacy in multiple animal models, including pneumonia).  Good Laboratory Practices (“GLP”) compliant non-clinical studies were initiated in April 2007. Activities in the program are currently focused on manufacturing process development and advancing the program into the clinic in late 2009.

SB 9000 (dinucleotide; treatment of chronic hepatitis B virus infections):  This preclinical program was out-licensed to Spring Bank Technologies and is supported in part with NIH funding.  Spring Bank has made significant progress and plans to advance the program into the clinic in 2009. We have a convertible preferred share ownership position in Spring Bank.

MX-4565 (small molecule; treatment of neurodegenerative diseases): In June 2007 we were awarded a grant from the Michael J. Fox Foundation to fund research in our MX-4565 program.  Studies funded by the grant are ongoing.

Other Matters: We provided notice to the University of Florida Research Foundation Inc. (UFRFI) of the termination of the license agreement between the Company and UFRFI. The license agreement relates primarily to the Company’s MX-4509 program that was written off in the year ended April 30, 2007.

FINANCIAL RESULTS

For the three months ended January 31, 2008 (“Q3/08”), MIGENIX incurred a loss of $3.4 million (Q3/07: $6.7 million) or $0.04 (Q3/07: $0.08) per common share, and for the nine months ended January 31, 2008 (“YTD Fiscal 2008”) the loss is $9.5 million ($0.10 per common share) compared to a loss of $12.9 million ($0.16 per common share) for the nine months ended January 31, 2007 (“YTD Fiscal 2007”). The YTD Fiscal 2008 loss includes $2.5 million in non-cash expenses (YTD Fiscal 2007: $5.5 million). The $3.3 million decrease in the Q3/08 loss compared to the Q3/07 loss is principally attributable to a $2.8 million decrease in the write-down in intangible assets (see “Write-down of Intangible Assets” below) and a $0.6 million decrease in research and development expenses (see “Research and Development Expenses” below).

Revenues

During Q3/08 the Company had no revenues (Q3/07: < $0.1 million) and during YTD Fiscal 2008 research and development collaboration revenue was nominal (i.e. < $0.1 million) (YTD Fiscal 2007: nominal). This research and development collaboration revenue is pursuant to the sale of omiganan drug substance to Cutanea Life Sciences.

Research and Development Expenses

The following table summarizes our research and development expenses for the periods indicated:

	Three months ended January 31		Nine months ended January 31
	2008	2007	2008	2007
Program Expenses	(Canadian dollars, millions)
Omiganan 1% gel (partnered)	$0.0	$0.0	$0.0	$0.0
Omiganan for dermatological diseases (partnered)	0.0	0.0	0.0	0.0
Celgosivir	0.3	0.5	1.0	1.1
MX-2401 (net of government assistance)	0.1	0.4	0.2	0.9
MX-4509	0.0	0.0	0.0	0.0
Other projects	0.1	0.1	0.1	0.2
Total Program Expenses	$0.5	$1.0	$1.3	$2.2

Unattributed Expenses
Personnel	$0.7	$0.7	$2.2	$2.0
Patent costs	0.1	0.2	0.7	0.6
Other	0.2	0.2	0.8	0.8
Total Unattributed Expenses	$1.0	$1.1	$3.7	$3.4

Total Research & Development Expenses	$1.5	$2.1	$5.0	$5.6

(1)

Before amortization expense, technology and license acquisition costs, and write-downs of intangibles assets.

(2)

Value of $0.0 million represents $nil to ~$50,000 in expenses during the period.

Our Omiganan programs are being advanced by development and commercialization partners (Cadence Pharmaceuticals and Cutanea Life Sciences).

Celgosivir program costs were $0.3 million in Q3/08 (Q3/07: $0.4 million) and were $1.0 million for YTD Fiscal 2008 (YTD Fiscal 2007: $1.1 million).

Costs in the MX-2401 program in Q3/08 were $0.1 million (Q3/07: $0.4 million) and were $0.2 million for YTD Fiscal 2008 (YTD Fiscal 2007: $1.0 million). The decrease in Q3/08 and YTD Fiscal 2008 MX-2401 costs is principally due to higher cost manufacturing activity in Q3/07 and YTD Fiscal 2007 in preparation for the GLP studies started in April 2007.

Research and development costs not allocated to programs were $1.0 million in Q3/08 (Q3/07: $1.1 million) and were $3.7 million for YTD Fiscal 2008 (YTD Fiscal 2007: $3.4 million). The approximate $0.3 million increase in these unallocated research and development costs in YTD Fiscal 2008 is spread out across personnel costs (increased headcount initiated last year, particularly with respect to non-clinical work in the celgosivir program) and patent costs (advancement of celgosivir patent applications).

We anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. We are currently focusing our resources on advancing the development of our non-partnered programs: celgosivir and MX-2401.

General and Corporate Expenses

General and corporate expenses in Q3/08 were $0.9 million (Q3/07: $0.9 million) and were $2.7 million for YTD Fiscal 2008 (YTD Fiscal 2007: $2.7 million). Personnel costs were $0.5 million in Q3/08 (Q3/07: $0.7 million) and were $1.5 million for YTD Fiscal 2008 (YTD Fiscal 2007: $1.8 million).

Amortization

Amortization expense for property and equipment was $0.2 million in YTD Fiscal 2008 (YTD Fiscal 2007: $0.2 million).

Amortization expense for intangible assets was $0.2 million in YTD Fiscal 2008 (YTD Fiscal 2007: $0.5 million).

Write-down of Intangible Assets

Pursuant to the quarterly review of intangible assets for Q3/08 the Company determined that a $0.5 million write-down was appropriate in respect of a technology acquired as part of our August 2004 merger with MitoKor. The write-down of intangible assets in Q3/08 and YTD Fiscal 2008 was $0.5 million. The $3.3 million write-down in Q3/07 and YTD Fiscal 2007 related to the Company’s MX-4509 program.

Other Income and Expenses

Interest income was $0.4 million for YTD Fiscal 2008 (YTD Fiscal 2007: $0.4 million).

Accretion expense related to the convertible royalty participation units for Q3/08 was $0.5 million (Q3/07: $0.4 million) and is $1.3 million for YTD Fiscal 2008 (YTD Fiscal 2007: $1.1 million). This accretion expense is a non-cash expense resulting from [i] accreting the liability component of the convertible royalty participation units to the maximum royalties payable of $29.5 million (will be reduced for actual royalties paid, any units converted into common shares, and should our estimate of the probable royalties payable decline below $29.5 million) over the estimated royalty payment term using the effective interest method; and [ii] amortizing the deferred financing costs over the estimated royalty payment term using the effective interest method.

The foreign exchange loss in Q3/08 was $0.1 million (Q3/07: nominal gain) and a loss of $0.1 million for YTD Fiscal 2008 (YTD Fiscal 2007: nominal loss).

Property & Equipment and Intangible Asset Expenditures

Property and equipment expenditures for Q3/08 were approximately $0.1 million (Q3/07: nominal) and for YTD Fiscal 2008 were $0.3 million (YTD Fiscal 2007: $0.2 million). The Q3/08 and YTD Fiscal 2008 expenditures are principally for leasehold improvements for the Company’s new Vancouver facility occupied in November 2007.

Intangible asset costs capitalized in Q3/08, Q3/07, YTD Fiscal 2008 and YTD Fiscal 2007 were $nil.

Liquidity and Capital Resources

As of January 31, 2008, the Company had cash, cash equivalents and short-term investments of $7.9 million (April 30, 2007: $15.3 million) and the Company’s net working capital was $7.1 million (April 30, 2007: $14.6 million). The $7.5 million decrease in net working capital from April 30, 2007 is primarily attributable to the cash loss of $7.0 million (loss excluding non-cash expenses: amortization, stock-based compensation and accretion of the convertible royalty participation units) for the nine months ended January 31, 2008.

MIGENIX believes that its funds on hand at January 31, 2008 are sufficient to provide for operations into the fourth quarter of calendar 2008 before funds received, if any, from existing or new license agreements, the exercise of warrants and options and financing activities. The Company will continue advancing its highest priority programs (see “Research and Development Expenses”) while operating within an annual burn rate of approximately $9 million to $10 million (reduced from previously expected range of $11 million to $13 million principally due to delaying some non-essential development activities). The magnitude of spending in the Company’s development programs will be dependent on the licensing status of the celgosivir program and results in the various programs. We may need to increase or decrease our annual burn rate in response to such results. MIGENIX is likely to need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained.

Outstanding Shares

There are currently 94,463,806 (January 31, 2008: 94,463,806; April 30, 2007: 94,237,205) common shares outstanding; 29,465 convertible royalty participation units (January 31, 2008 and April 30, 2007: 29,465); and 5,250,000 (January 31, 2008: 5,250,000; April 30, 2007: 9,350,000) preferred shares outstanding. During Q3/08 we redeemed 4,000,000 Series E preferred shares for the aggregate sum of US$1 as the milestone obligations associated with these shares expired August 31, 2007.

Conference Call

Investors, analysts and the media are invited to participate in a conference call and webcast on Thursday, March 13 at 11:00 a.m. ET (8:00 a.m. PT) to discuss this announcement. An update on company activities will also be provided. To participate in the conference call, please dial 416-644-3417 or 1-800-732-0232. The call will be available for replay until March 27, 2008 by calling 416-640-1917 or 1-877-289-8525 and entering the pass code 21263848#. The live and archived webcast will be accessible through the company’s website at www.migenix.com for the next 90 days.

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	January 31, 2008	April 30, 2007
Assets
Cash and cash equivalents	$1,864	$2,945
Short-term investments	6,063	12,365
Other current assets	1,335	1,245
Total current assets	$9,262	$16,555
Long-term investments	1	1
Property & equipment	1,088	881
Intangible assets	1,006	1,671
Deferred transaction costs(1)	-	473
Total assets	$11,357	$19,581

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$2,124	$1,958
Total current liabilities	$2,124	$1,958
Convertible royalty participation units(1)	5,705	4,847
Preferred shares	-	115
Total liabilities	$7,829	$6,920

Shareholders’ equity
Common shares	$125,156	$124,994
Equity portion of convertible royalty participation units	4,554	4,554
Contributed surplus	8,056	7,830
Deficit	(134,238)	(124,717)
Total shareholders’ equity	$3,528	$12,661
Total liabilities and shareholders’ equity	$11,357	$19,581

(1) As of May 1, 2007 pursuant to the adoption of new accounting standards Deferred transaction costs are netted against the convertible royalty participation units in liabilities.

STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT Unaudited – In Thousands Canadian dollars (except per share amounts)	Three months ended January 31,		Nine months ended January 31,
	2008	2007	2008	2007
Revenue
Research and development collaboration	-	19	6	19
	-	$19	$6	$19
Expenses
Research and development	1,558	2,118	5,015	5,624
General and corporate	902	854	2,732	2,659
Amortization	173	234	427	693
Write-down of intangible assets	474	3,316	474	3,316
	$3,107	$6,522	$8,648	$12,292

Loss before other income (expense)	$(3,107)	$(6,503)	$(8,642)	$(12,273)
Accretion of convertible royalty participation units and amortization of transaction costs	(485)	(389)	(1,331)	(1,108)
Interest income	106	170	376	444
Foreign exchange gain (loss)	62	(4)	76	13
Loss and comprehensive loss for the period	$(3,424)	$(6,726)	$(9,521)	$(12,924)
Deficit, beginning of period	(130,814)	(114,863)	(124,717)	(108,665)
Deficit, end of period	$(134,238)	$(121,589)	$(134,238)	$(121,589)

Basic and diluted loss per common share	$(0.04)	$(0.08)	$(0.10)	$(0.16)
Weighted avg. common shares outstanding (000’s)	94,464	87,497	94,464	78,767

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars

Loss for the period	$(3,424)	$(6,726)	$(9,521)	$(12,924)
Items not affecting cash:
Amortization	173	234	427	693
Write-down of intangible assets	474	3,316	474	3,316
Stock-based compensation	51	47	236	282
Issuance of deferred share units	-	-	-	96
Accretion of convertible royalty participation units and amortization of transaction costs	485	389	1,331	1,108
Changes in non-cash working capital items relating to operating activities	(207)	564	54	(112)
Cash used in operating activities	$(2,448)	$(2,176)	$(6,999)	$(7,541)

Issuance of convertible royalty participation units	-	-	-	7,732
Issuance of common shares, net of issue costs	-	10,133	-	10,133
Proceeds on exercise of stock options	-	-	-	10
Proceeds on exercise of warrants	-	17	36	172
Repayment of capital lease obligation	-	-	-	(5)
Cash provided by financing activities	-	$10,150	$36	$18,042

Funds from (purchases of) short-term investments	(1,427)	(8,286)	6,201	(11,097)
Proceeds on disposal of equipment	-	-	12	-
Purchases of property and equipment	(147)	(30)	(331)	(201)
Cash provided by (used in) investing activities	$(1,574)	$(8,316)	$5,882	$(11,298)

(Decrease) increase in cash and cash equivalents	$(4,022)	$(342)	$(1,081)	$(797)
Cash and cash equivalents, beginning of period	5,886	5,288	2,945	5,743
Cash and cash equivalents, end of period	$1,864	$4,946	$1,864	$4,946

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's programs include drug candidates for: the prevention of catheter-related infections (Phase III), the treatment of chronic hepatitis C infections (Phase II and preclinical), the treatment of dermatological diseases (end of Phase II), the treatment of serious gram positive bacterial infections (preclinical) and the treatment of hepatitis B infections (preclinical). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations for: Cadence Pharmaceuticals completing enrollment of 1,850 patients in the OmigardTM pivotal Phase III trial in the second quarter of 2008, with results available in the second half of 2008 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for OmigardTM in the first half of 2009; our plans to add approximately six patients at 600 mg dose in the celgosivir Phase II viral kinetics study and having results from the study in the third quarter of 2008; Cutanea Life Sciences’ plans to advance omiganan for the treatment of rosacea into Phase III clinical development in 2008, our estimate of the probable royalties payable to the holders of the convertible royalty participation units; our plans to advance MX-2401 into the clinic in late 2009; Spring Bank’s plans to advance the SB 9000 program into the clinic in 2009; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $9 million to $10 million; and the Company’s financial resources being sufficient to fund operations into the fourth quarter of 2008.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: Cadence’s ability to enroll sufficient patients to complete the OmigardTM Phase III trial; the adequacy of the OmigardTM Phase III trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including an NDA, for OmigardTM; our ability to enroll approximately six patients at the 600 mg dose in the celgosivir Phase II viral kinetics study and having results from the study in the third quarter of 2008; Cutanea’s ability to manage, fund and advance omiganan for dermatological applications into Phase III, the adequacy of Cutanea’s Phase II results for regulatory authorities to support advancing to Phase III; Spring Bank’s ability to manage, fund and advance SB 9000 into clinical development; our ability to manage licensing opportunities; our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F for and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.